Exhibit 16F

Auditors’ Letter Regarding Change in Auditor

April 13, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Companhia de Bebidas das Américas – AmBev and, under the date of April 12, 2010, we reported on the consolidated financial statements of Companhia de Bebidas das Américas- AmBev as of and for the years ended December 31, 2009 and 2008, and the effectiveness of internal control over financial reporting as of December 31, 2009. On February 11, 2010, we were formally notified that we were dismissed.

We have read Companhia de Bebidas das Américas – AmBev’s statements included under Item 16F of its Form 20F dated April 20, 2010, and we agree with such statements.

Very truly yours,

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil